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December 21, 2009

WRITER’S DIRECT LINE
(212) 838-8269

Ms. Peggy Fisher, Esq.
Assistant Director
Division of Corporate Finance
Mail Stop 3030
Securities and Exchange Commission
Washington. D.C. 20549

Re:	BioCurex, Inc. (f/k/a Whispering Oaks International, Inc.)
Amendment No. 4 to Registration Statement on Form S-1
Filed December 21, 2009
File No. 333-162345

Dear Ms. Fisher:

     On behalf of BioCurex Inc. (the “Company”), we submit this response to your letter dated December 18, 2009. This letter is being filed electronically through the EDGAR system as an adjunct to Amendment No. 4 to the above-referenced Registration Statement. In addition, we are sending you by overnight courier three copies of Amendment No. 4 marked to show changes from the original Registration Statement as well as a hard copy of this letter.

     Our responses are keyed to your comments in the order in which they appear in your letter of comments. In order to facilitate your review we have incorporated your comments in bold into this response letter.

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1.	We reissue prior comment 1 because your disclosure on page 38 continues to state that you “are in the process of developing a prototype” and you include a “rendering” of what you “envision” that the test device will look like, contrary to your response that “the prototype has been developed.”

The disclosure on page 38 has been revised to state “we have developed a prototype” and to delete the phrase “We envision that”.

December 21, 2009

Inverness License, page 40

2.	Your revisions in response to prior comment 2 indicate that the annual minimum royalty of $150,000 will change only if Inverness commercializes a product using your technology. However, the last two sentences of Section 4.3(a) of Exhibit 10.4 indicate that annual minimum royalty amount may change prior to such commercialization. Please reconcile. If that amount changes, please describe the nature of the change, as previously requested.

The disclosure has been revised to clarify the terms relating to the annual minimum royalty. Please note that Section 1.3 of the license agreement defines the Annual Minimum Royalty Term as beginning on the “Effective Date”, i.e., December 4, 2007, and ending on the later of the expiration of the patents or the date that Inverness ceases to manufacture or distribute products using the Company’s RECAF™ technology. Section 4.3 then provides that payment of the annual minimum royalty commences with the second anniversary of the “Effective Date”, which is December 4, 2009.

Patents, page 43

3.	Reconcile the years in which your patents expire with the years reflected in your latest Form 10-K.

The expiration date of the patents have been revised so they are consistent with those reflected in the Company’s 10-K.

2009 Management Options, page 51

4.	Given your revisions here and on page 6 in response to prior comment 4 regarding when you intend to grant options to your affiliates and the pricing terms of those options, it appears that the exercise prices will be below the market price of your common stock. If so, please revise to state so directly. Also clarify how the exercise prices will be set when the options are granted; we note, for example, that your current disclosure indicates only a price range for the units you intend to sell but you indicate here that the exercise prices will be equal to the unit offering price.

The management options will be granted on the closing date of the Offering. The exercise price will be equal to the fair market value of a share of stock on the date of grant..

Note 2. Summary of Significant Accounting Policies, page F-38

Revenue Recognition, page F-39

5.	We note from page 29 and F-28 that you received a $1 million up-front payment from Inverness for a licensing agreement for your RECAF technology during fiscal 2008 and that you recognized this payment as revenue. We further note from Section 3.2.4 and 3.2.5 of Exhibit 10.4 of this filing that you are to provide certain ongoing services and products to Inverness as part of this licensing agreement. Considering these factors, please tell us and revise your filing to explain in more detail why you determined that you should recognize this fee up-front immediately as revenue and how you considered the guidance in SAB Topic 13A3.(f). In this regard, please clarify for us the nature and extent of the ongoing

December 21, 2009

services you are required to provide and tell us the date at which Inverness was able to produce the RECAF materials in sufficient quantities to support its research and development and other commercialization efforts as specified in Section 3.2.5 of Exhibit 10.4.

The Company has reviewed Staff Accounting Bulletin Topic 13A3(f) and believes, under the specific facts and circumstances in this case, that the entire up-front $1 million fee referred to in the License Agreement was appropriately recognized in 2008. The successful transfer of particular materials (RECAF Materials pursuant to Section 3.2.1 and RECAF Technology pursuant to section 3.2.4) and particular Assistance to be provided with respect to these transfers (pursuant to Section 3.2.5) had independent utility to Inverness and represented a separate earnings event. Section 3.2.1 required the Company to transfer RECAF Materials successfully within 90 days of the December 4, 2007 Effective Date of the License Agreement. Section 3.2.4 required the Company to successfully transfer additional materials with respect to RECAF Technology within 30 days of the Effective Date of the License Agreement. Work on these transfers began in the first quarter of 2008; and it was determined that an additional quarter would be required to complete these transfers successfully. As defined in the License Agreement, these Materials and this Technology would be deemed to have been transferred successfully once Inverness was able to produce RECAF Material in sufficient quantities to support its research and development and other commercialization efforts. The Assistance to be provided by the Company to Inverness was to be furnished solely for the purpose of ensuring these successful transfers of RECAF Material and RECAF Technology. These transfers were accomplished by the Company in accordance with the criteria specified in the License Agreement (Section 3.2.2) . As a result, Section 3.2.3 of the Agreement (“Unsuccessful Transfer”) was not applicable. Once these transfers were accomplished, the Company was no longer required to provide Assistance to Inverness pursuant to Section 3.2.5 of the Agreement.

Based on the foregoing, no revenue was recognized in the quarter ended December 31, 2007, the period in which the December 4, 2007 License Agreement was entered into – but, during which period, no transfers or services occurred and the Company was not yet able to accurately estimate the period over which the Company would be required to provide transfers and Assistance to Inverness in order to complete a successful transfer. During the quarter ended March 31, 2008, the Company determined that the successful transfers of RECAF Material and Technology would not be completed within 90 days of the Effective Date, but would be completed during the quarter ending June 30, 2008; i.e. the work would be done over two quarters. Accordingly, 50% of the up-front fee (namely $500,000) was recognized in the March quarter. Inverness was able to produce RECAF Material in sufficient quantities to support its research and development and other commercialization efforts during the quarter ended June 30, 2008. Accordingly, the $500,000 balance of the up-front fee was recognized in the June quarter. While the Company has had periodic contact with Inverness subsequent to June 30, 2008, none was in fulfillment of its obligations to transfer Materials and Technology or to provide Assistance under the License Agreement – since these obligations had been satisfied by June 30, 2008.

Item 16. Exhibits and Financial Statement of Schedules, page II-5

6.	Given your disclosure on page 28 regarding the up-front licensing fee paid by Inverness, tell us why you continue to redact information from Section 4.1 of Exhibit 10.4.

Exhibit 10.4 is being refiled with the initial license fee re-inserted into Section 4.1.

December 21, 2009

Exhibit 5.1

7.	We will continue to evaluate your response to prior comment 6 after you file a final, signed and updated opinion.

A dated and signed opinion has been filed with Amendment No.4.

Very truly yours,

Morse, Zelnick, Rose & Lander, LLP

By:	/s/ Joel J. Goldschmidt
Joel J. Goldschmidt

cc: Mr. Geoffrey Kruczek, Esq. (703-813-6985)